12013214

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2012
Washington, DC
123

SEC FILE NUMBER
8-48954

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Janco Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5231 S. Quebec Street Suite 200
(No. and Street)

Greenwood Village	CO	80111-2739
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Pete Galligan (303) 770-4666
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Johnson, Holscher & Co
(Name – *if individual, state last, first, middle name*)

6464 S. Quebec Street, Suite 450	Centennial	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/13

OATH OR AFFIRMATION

I, Jan Helen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Janco Partners Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC
PAMELA S. DuFAULT
STATE OF COLORADO

My Commission Expires 7-28-12

[signature]
Notary Public

[signature]
Signature

Principal
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JANCO PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

Johnson, Holscher & Company, P.C.
Certified Public Accountants

JANCO PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

JANCO PARTNERS, INC.

TABLE OF CONTENTS

Johnson, Holscher & Company, P.C.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Janco Partners, Inc.

We have audited the accompanying statement of financial condition of Janco Partners, Inc. as of December 31, 2011 that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Janco Partners, Inc. as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Johnson, Holscher & Company, P.C.

Centennial, Colorado
February 23, 2012

Member of the American Institute of Certified Public Accountants
Member of the Private Companies Practice Section

6464 South Quebec Street, Suite 450
Centennial, CO 80111
(303) 694-2727
Fax: (303) 694-3172

JANCO PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$	45,227
Commissions and fees receivable		41,002
Leasehold improvements, net of accumulated depreciation of $76,783		58,867
Loans to employees (Note 2)		4,200
Total assets	**$**	**149,296**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	14,490
COMMITMENTS AND CONTINGENCIES (Notes 2 and 4)		
SHAREHOLDER'S EQUITY: (Note 3)		
Common stock, $1.00 par value; authorized 100,000 shares, 21,085 shares issued and outstanding		21,085
Additional paid-in capital		122,401
Retained deficit		(8,680)
Total shareholder's equity		134,806
Total liabilities and shareholder's equity	**$**	**149,296**

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Janco Partners, Inc. (the "Company") was incorporated on December 7, 1995, as a Colorado Corporation and is engaged in business as a securities broker-dealer.

The Company under Rule 15c3-3(k)(1) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Securities Valuation and Revenue Recognition

The Company records securities transactions, commission revenue and related expenses on a trade date basis. Good faith and expense allowances received by the Company in connection with its underwriting activities are deferred and recognized as income as related costs are incurred.

The Company values its securities in accordance with Accounting Standards Codification 820 – Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.
>
> Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
>
> Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities Valuation and Revenue Recognition *(concluded)*

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company values investments in securities and securities sold, not yet purchased that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Furniture, Equipment and Leasehold Improvements

Furniture and equipment are depreciated over their estimated lives of five to seven years, while leasehold improvements are depreciated over the term of the lease.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Cash and Cash Equivalents

For purposes of cash flows, the Company considers money market funds with maturity of three months or less to be cash equivalents.

Income Taxes

The Company is recognized as an S-Corporation by the Internal Revenue Service. Its shareholder is responsible for federal and state income taxes on the Company's taxable income.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2008. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2011.

NOTE 2 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company leases office space from a related entity and equipment and automobiles from unrelated parties under noncancellable operating leases expiring through 2013.

At December 31, 2011, aggregate minimum future rental commitments under these leases with initial or remaining terms in excess of one year are approximately as follows:

Year	Amount
2012	$ 130,344
2013	104,963
	$ 382,525

NOTE 2 - COMMITMENTS AND RELATED PARTY TRANSACTIONS (concluded)

Total rental expense of $107,069, including the noncancellable leases referred to above, was charged to operations during the year ended December 31, 2011, of which $90,517 was paid to a related party.

The Company has an outstanding loan in the amount of $4,200 from its sole shareholder as of December 31, 2011. The loan is non-interest bearing and is due on demand.

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2011, the Company had net capital and net capital requirements of $30,737 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.47 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 4 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

The Company is engaged in various corporate financing activities with counterparties that primarily include issuers with which the Company has an investment banking assignment. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company's financial instruments, including cash, accounts receivable, loans to employees, accounts payable, accrued expenses, are carried at amounts that approximate fair value due to the short-term nature of those instruments.

NOTE 5 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

Johnson, Holscher & Company, P.C.
Certified Public Accountants

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

The Board of Directors of
Janco Partners, Inc.
5231 S. Quebec St., Suite 200
Greenwood Village, CO 80111

Gentlemen,

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Janco Partners, Inc. (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2011, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

Member of the American Institute of Certified Public Accountants
Member of the Private Companies Practice Section

6464 South Quebec Street, Suite 450
Centennial, CO 80111
(303) 694-2727
Fax: (303) 694-3172

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Jackson, Hoelscher & Company, P.C.

Centennial, Colorado
February 23, 2012

JANCO PARTNERS, INC.

GENERAL ASSESSMENT RECONCILIATION
PURSUANT TO FORM SIPC-7
DECEMBER 31, 2011

General assessment per amended Form SIPC-7, including interest	$	3,302
Less payment made with Form SIPC-6		(3,615)
Less overpayment with Form SIPC-7		(1,095)
Amount paid with amended Form SIPC-7	**$**	**(1,408)**

See accompanying accountants' report.